

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2010

Mr. Rick Luk, Chief Executive Officer
Jingwei International Limited
Room 701-702, Building 14, Keji C. Rd., 2nd, Software Park
Nanshan District,
Shenzhen, PRC 518057

> **Re: Jingwei International Limited**
> **Item 4.02 8-K**
> **Filed June 17, 2010**
> **Item 4.02 8-K/A**
> **Filed June 29, 2010**
> **File No. 001-34744**

Dear Mr. Luk:

We note you expect to file amended financial statements for the quarterly period ended September 30, 2009, the fiscal year ended December 31, 2009, and the quarterly period ended March 31, 2010, in the next two weeks. We have completed our review of your Form 8-K and amendment and do not have any further comments at this time.

Sincerely,

Ryan Rohn
Staff Accountant